Exhibit 99.2

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto announces intention to divest shareholding in Palabora

5 September 2011

Rio Tinto has informed the Board of Palabora Mining Company Limited (Palabora) of its intention to divest its 57.7 per cent effective shareholding in the company and has initiated a commercial process to sell its shareholding.

Palabora’s principal asset is a copper mine in South Africa, which has a current mine life until early 2016. Studies are underway for a potential extension of the mine’s life to 2030 but it is no longer of sufficient scale to fit with Rio Tinto’s strategy. Palabora also owns a magnetite stockpile and the future of value creation at Palabora is likely to involve beneficiation of the magnetite through on-site processing, an activity that is outside Rio Tinto’s strategic focus.

Rio Tinto Copper chief executive Andrew Harding said “Rio Tinto is no longer the natural owner of Palabora due to the limited opportunity to significantly expand copper mining. We believe Palabora has a solid future under an owner who can develop the magnetite business alongside the existing copper and vermiculite operations.

“In the meantime Rio Tinto will continue to focus on running the operations efficiently and safely. We will continue engaging with employees, the South African Government and other stakeholders as the sale process develops and to ensure a smooth transition to a new owner”.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont…/

Continues	Page 2 of 2

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media